SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – August 11, 2003

Embratel Participações S.A.
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

EMBRATEL TO ACCELERATE LOCAL BUSINESS THROUGH ACQUISITION

Embratel announced today that it has executed a letter of intent to acquire Vésper São Paulo S.A. and Vésper S.A., the competitive local service providers in the São Paulo (Region III) and North & East (Region I) regions of Brazil. The operations of Vésper encompass local services in 17 states, addressing 76 percent of the population. This acquisition will enable Embratel to widen the scope of its local voice service business, including the offering of competitive broadband access via EV-DO technology to small company, SOHO and residential clients. Vésper's 2002 revenues were R$388 million.

This business combination between Embratel and two local mirrors is a way to preserve the competitive model in Brazil. The acquisition of Vésper by Embratel evidences the company's commitment to be the leader in the Brazilian telecommunications market with a full array of services. Residential clients, business customers and broadband Internet users will have a strong alternative to monopoly local service providers.

The completion of the transaction is subject to definitive agreements, certain precedent conditions and appropriate governmental approvals.

Details of the transaction

The letter of intent covers Embratel’s acquisition of 100 percent of both Vésper’s shares. The acquisition of Vésper will be free of bank debt and will not require cash from Embratel. Qualcomm and Vésper will enter into a tower sale/leaseback arrangement to raise funds for the company. The proceeds of this tower sale will be used to retire all the outstanding bank debt and fund any short-term needs. Additional funding requirements for Vésper for 2003 will be covered through the synergies derived from a combined Embratel and Vésper operations and cash on hand.

Enhances Embratel’s Competitive Position

The acquisition of Vésper will enable Embratel to accelerate its local business plan and deploy broadband internet access in competition with ADSL. Embratel will be able to economically widen the scope of its local voice service business by providing individual lines to small businesses and residential clients in addition to the current business of addressing large corporates with multiple lines. Vésper has approximately 500,000 residential clients and small businesses, many of which are under pre-paid service plans. The company had revenues of R$388 million in 2002, of which 34 percent is derived from local telephony services, utilizing fiber optic technology, to 2,800 business customers.

In addition, Vésper has deployed EV-DO technology in São Paulo, offering high speed broadband Internet access. This type of access can be offered in conjunction with the telephone line or independently and is competitive with existing ADSL technologies with the advantage of wireless solutions. Embratel will have a technological solution that will enable it to serve the residential market and offer broadband access to the Internet.

Vésper's existing switching and network infrastructure has sufficient capacity to more than double the clients without additional investment. The evolution of Vésper’s network will utilize CDMA technology.

Synergies with Embratel

Embratel's scope and size will provide the necessary scale - savings on overhead, call center, network and interconnection on long distance calls for Vésper. In addition, Embratel will leverage its brand name and marketing power to enhance sales of the services currently provided by Vésper. The majority of Embratel’s 20 million customers will have a choice for local telephony services.

Embratel believes that the synergies obtained by the two combined operations will enable Vésper to become EBITDA positive in 2004.

UBS Warburg is acting as financial advisor to Embratel in this transaction.

About Vésper:
Vésper was founded in early 1999, obtaining, in a public auction, an authorization to operate local telephony services in Regions I and III covering 76 percent of Brazil's population. Its authorizations also provided wireless frequencies in the 1.9Ghz valid up to 2019 and renewable for 20 more years. Vésper deployed CDMA wireless technology in 87 cities, by which the majority of its residential and small business customers are served. In addition to its residential and small business offers, Vésper provides services to corporations who are served by fiber-optics.

About Embratel:
Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state-of-the-art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

-- x --

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.